Filed by Riverwood Holding, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Riverwood Holding, Inc.
Commission File No: 001-11113

Riverwood Holding, Inc. filed a Form 8-K on March 27, 2003, containing the following disclosure:

ITEM 5. OTHER EVENTS.

     On March 25, 2003, Riverwood Holding, Inc., a Delaware corporation (“Riverwood”), Riverwood Acquisition Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Riverwood (“Merger Sub”) and Graphic Packaging International Corporation, a Colorado corporation (“Graphic”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement and other related transaction documents, Graphic will merge with and into Merger Sub (the “Merger”). Prior to consummation of the Merger, Riverwood will effect a stock split. In connection with the Merger, the shareholders of Graphic will receive one share of Riverwood common stock and associated Riverwood shareholder rights for each share of Graphic common stock and associated Graphic shareholder rights they own immediately prior to the Merger. Upon completion of the transaction, holders of Riverwood common stock will own 57.5% and holders of Graphic common stock will own 42.5% of the common stock of Riverwood. The Merger Agreement has been approved by the respective Boards of Directors of Riverwood and Graphic. Consummation of the Merger is subject to customary closing conditions, including approval by Graphic’s shareholders and regulatory approvals. A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. On March 26, 2003, Riverwood and Graphic issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, Riverwood and certain major shareholders of Graphic entered into a Voting Agreement dated March 25, 2003 (the “Voting Agreement”) pursuant to which the shareholders agreed to vote for the Merger and against any other transaction involving Graphic. In addition, pursuant to the Voting Agreement and as a condition to the effectiveness of the Merger, the holder of the Company’s 10% Series B Convertible Preferred Stock (the “Preferred Stock”) has agreed to convert all of the outstanding shares of the Preferred Stock into Graphic common stock in exchange for a payment of the present fair value of future dividends on the Preferred Stock that would have been payable by Graphic until the Preferred Stock could have been redeemed by Graphic. A copy of the Voting Agreement is attached hereto as Exhibit 2.2.

     The foregoing descriptions are qualified in their entirety by reference to the full text of the exhibits attached hereto.

     Copies of the Merger Agreement, the Voting Agreement and the joint press release announcing the Merger were filed as exhibits to the Form 8-K and are incorporated by reference into this filing.

Forward-Looking Statement

     It should be noted that this announcement contains certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Riverwood and Graphic Packaging strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Riverwood’s and Graphic Packaging’s filings with the Securities and Exchange Commission (the “SEC”), which are available free of charge on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Riverwood and Graphic Packaging undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

     In connection with the proposed transaction, Graphic Packaging and Riverwood will be filing a joint proxy statement/prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus (when it is available) and other relevant documents filed with the SEC free of charge at the SEC’s website at www.sec.gov. In addition, copies of the joint proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000 fax: 1-770-644-2935.

Participants in Solicitation

     Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging’s shareholders in connection with the proposed transaction. Information concerning Graphic Packaging’s directors and executive officers is set forth in Graphic Packaging’s proxy statement dated March 29, 2002, for the 2002 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood’s directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2001, filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging’s stockholders in connection with the proposed transaction by reading the joint proxy statement/prospectus when it is filed with the SEC. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.